UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the nine months ended September 30, 2018

Commission file number 001-36028

ARDMORE SHIPPING CORPORATION

(Exact name of Registrant as specified in its charter)

Belvedere Building,

Ground Floor,

69 Pitts Bay Road,

Pembroke,

HM08,

Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒           Form 40- F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐           No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐           No ☒

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K are (1) Management’s Discussion and Analysis of Financial Condition and Results of Operations and (2) the unaudited condensed interim consolidated financial statements and related notes of Ardmore Shipping Corporation (the “Company”), as at and for the three and nine months ended September 30, 2018 and 2017.

This Report is hereby incorporated by reference into the following registration statements of the Company:

•	Registration Statement on Form F-3D (Registration No. 333-203205) filed with the U.S. Securities and Exchange Commission on April 2, 2015;

•	Registration Statement on Form F-3 (Registration No. 333-213343) filed with the U.S. Securities and Exchange Commission on August 26, 2016;

•	Registration Statement on Form S-8 (Registration No. 333-213344) filed with the U.S. Securities and Exchange Commission on August 26, 2016; and

•	Registration Statement on Form F-3 (Registration No. 333-227129) filed with the U.S. Securities and Exchange Commission on August 31, 2018.

FORWARD LOOKING STATEMENTS

Matters discussed in this report may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe”, “anticipate”, “intend”, “estimate”, “forecast”, “plan”, “potential”, “should”, “may”, “will”, “expect” and similar expressions are among those that identify forward-looking statements.

The forward-looking statements in this report are based upon various assumptions, including, among others, the Company’s examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company’s control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include: the strength of world economies and currencies; general market conditions, including fluctuations in charter rates and vessel values; changes in demand for and the supply of tanker vessel capacity; changes in the Company’s operating expenses, including bunker prices, drydocking and insurance costs; changes in the projections of spot and time charter or pool trading of the Company’s vessels; fluctuations in oil prices; the market for the Company’s vessels; competition in the tanker industry; availability of financing and refinancing; charter counterparty performance; ability to obtain financing and comply with covenants in such financing arrangements; changes in governmental rules and regulations or actions taken by regulatory authorities; new or revised accounting pronouncements general domestic and international political conditions; potential disruption of shipping routes due to accidents, piracy or political events; vessel breakdowns and instances of off-hires; and other factors. Please see the Company’s filings with the U.S. Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties. The Company cautions readers of this report not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to update or revise any forward-looking statements. These forward-looking statements are not guarantees of the Company’s future performance, and actual results and future developments may vary materially from those projected in the forward-looking statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARDMORE SHIPPING CORPORATION

Date: November 7, 2018	By:	/s/ Paul Tivnan
Paul Tivnan
Chief Financial Officer, Treasurer and Secretary

ARDMORE SHIPPING CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the unaudited condensed interim consolidated financial statements and accompanying notes contained in this Report on Form 6-K and with our audited consolidated financial statements contained in “Item 18. Financial Statements” and “Item 5. Operating and Financial Review and Prospects” of our Annual Report on Form 20-F for the year ended December 31, 2017. The unaudited condensed interim consolidated financial statements included in this report have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) and are presented in U.S. dollars as at and for the three and nine months ended September 30, 2018 and 2017. Unless the context otherwise requires, the terms “Ardmore,” the “Company”, “we,” “our” and “us” refer to Ardmore Shipping Corporation (NYSE: ASC) and its consolidated subsidiaries.

GENERAL

Ardmore owns and operates a fleet of MR (Medium Range) product and chemical tankers ranging from 25,000 to 50,000 deadweight tonnes (Dwt). Ardmore provides seaborne transportation of petroleum products and chemicals worldwide to oil majors, national oil companies, oil and chemical traders, and chemical companies, with its modern, fuel-efficient fleet of mid-size tankers.

We are strategically focused on modern, fuel-efficient, mid-size product and chemical tankers. We actively pursue opportunities to exploit the overlap we believe exists between the clean petroleum product (“CPP”) and chemical sectors in order to enhance earnings, and also seek to engage in more complex CPP trades, such as multi-grade and multi-port loading and discharging operations, where our knowledge of chemical operations is beneficial to our CPP customers.

Our fuel-efficient operations are designed to enhance our investment returns and provide value-added service to our customers. We believe we are at the forefront of fuel efficiency and emissions reduction trends and are well positioned to capitalize on these developments with our fleet of Eco-design and Eco-mod vessels. Our acquisition strategy is to continue to build our fleet with Eco-design newbuildings and modern second-hand vessels that can be upgraded to Eco-mod.

We are an integrated shipping company. The majority of our fleet is technically managed by a combination of Ardmore Shipping Services (Ireland) Limited and Anglo Ardmore Ship Management Limited, a joint venture entity that is 50% owned by us, and we also retain a third-party technical manager for some of our vessels. We have a resolute focus on both high-quality service and efficient operations, and we believe that our corporate overhead and operating expenses are among the lowest of our peers.

We are commercially independent, as we have no blanket employment arrangements with third-party or related-party commercial managers. Through our in-house chartering and commercial team, we market our services directly to a broad range of customers, including oil majors, national oil companies, oil and chemical traders, chemical companies, and pooling service providers. We monitor the tanker markets to understand and best utilize our vessels and may change our chartering strategy to take advantage of changing market conditions.

As of September 30, 2018, our fleet consisted of 28 vessels, which are reflected in the following table:

Vessel Name	Type	Dwt Tonnes	IMO	Built	Country	Flag	Specification
Ardmore Seavaliant	Product/Chemical	49,998	2/3	Feb-13	Korea	MI	Eco-design
Ardmore Seaventure	Product/Chemical	49,998	2/3	Jun-13	Korea	MI	Eco-design
Ardmore Seavantage	Product/Chemical	49,997	2/3	Jan-14	Korea	MI	Eco-design
Ardmore Seavanguard	Product/Chemical	49,998	2/3	Feb-14	Korea	MI	Eco-design
Ardmore Sealion	Product/Chemical	49,999	2/3	May-15	Korea	MI	Eco-design
Ardmore Seafox	Product/Chemical	49,999	2/3	Jun-15	Korea	MI	Eco-design
Ardmore Seawolf	Product/Chemical	49,999	2/3	Aug-15	Korea	MI	Eco-design
Ardmore Seahawk	Product/Chemical	49,999	2/3	Nov-15	Korea	MI	Eco-design
Ardmore Endeavour	Product/Chemical	49,997	2/3	Jul-13	Korea	MI	Eco-design
Ardmore Enterprise	Product/Chemical	49,453	2/3	Sep-13	Korea	MI	Eco-design
Ardmore Endurance	Product/Chemical	49,466	2/3	Dec-13	Korea	MI	Eco-design
Ardmore Encounter	Product/Chemical	49,478	2/3	Jan-14	Korea	MI	Eco-design
Ardmore Explorer	Product/Chemical	49,494	2/3	Jan-14	Korea	MI	Eco-design
Ardmore Exporter	Product/Chemical	49,466	2/3	Feb-14	Korea	MI	Eco-design
Ardmore Engineer	Product/Chemical	49,420	2/3	Mar-14	Korea	MI	Eco-design
Ardmore Seafarer	Product/Chemical	45,744	3	Aug-04	Japan	MI	Eco-mod
Ardmore Seatrader	Product	47,141	—	Dec-02	Japan	MI	Eco-mod
Ardmore Seamaster	Product/Chemical	45,840	3	Sep-04	Japan	MI	Eco-mod
Ardmore Seamariner	Product/Chemical	45,726	3	Oct-06	Japan	MI	Eco-mod
Ardmore Sealancer	Product	47,451	—	Jun-08	Japan	MI	Eco-mod
Ardmore Sealeader	Product	47,463	—	Aug-08	Japan	MI	Eco-mod
Ardmore Sealifter	Product	47,472	—	Jul-08	Japan	MI	Eco-mod
Ardmore Dauntless	Product/Chemical	37,764	2	Feb-15	Korea	MI	Eco-design
Ardmore Defender	Product/Chemical	37,791	2	Feb-15	Korea	MI	Eco-design
Ardmore Cherokee	Product/Chemical	25,215	2	Jan-15	Japan	MI	Eco-design
Ardmore Cheyenne	Product/Chemical	25,217	2	Mar-15	Japan	MI	Eco-design
Ardmore Chinook	Product/Chemical	25,217	2	Jul-15	Japan	MI	Eco-design
Ardmore Chippewa	Product/Chemical	25,217	2	Nov-15	Japan	MI	Eco-design
Total	28	1,250,019

SIGNIFICANT DEVELOPMENTS

On October 25, 2018, two of Ardmore’s subsidiaries signed agreements for the sale and leaseback (under a finance lease arrangement) of the Ardmore Dauntless and Ardmore Defender, two 2015 built 37,000 Dwt Eco-design IMO 2 product / chemical tankers, with Ocean Yield ASA (“Ocean Yield”). The lease agreements are for a period of 12 years and the Company has options to repurchase each vessel at various stages prior to maturity. The other terms and conditions of the lease arrangement are generally in line with Ardmore’s existing debt facilities.

Additionally, two of Ardmore’s other subsidiaries signed agreements for the sale and leaseback (under a finance lease arrangement) of the Ardmore Explorer and Ardmore Encounter, two 2014 built 50,000 Dwt Eco-design MR tankers, with a top tier Asian Financier. The lease agreements are for a period of seven years and the Company has options to repurchase each vessel at various stages prior to maturity. The other terms and conditions of the lease arrangements are generally in line with Ardmore’s existing debt facilities.

The total net cash proceeds to the Company of these transactions, net of fees and prepayment of senior debt secured by the vessels, were $19.7 million.

RESULTS OF OPERATIONS

Factors You Should Consider When Evaluating Our Results

There are a number of factors that should be considered when evaluating our historical financial performance and assessing our future prospects and we use a variety of financial and operational terms and concepts when analyzing our results of operations. Please read “Item 5. Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2017 for additional information.

In accordance with U.S. GAAP, we report gross revenues in our income statement and include voyage operating expenses among our operating expenses. Ship-owners base economic decisions regarding the deployment of their vessels upon actual and anticipated time charter equivalent, or TCE rates, (which represent net revenues divided by revenue days) and industry analysts typically measure rates in terms of TCE rates. This is because under time charters and pooling arrangements the customer typically pays the voyage operating expenses, while under voyage charters, also known as spot market charters, the shipowner usually pays the voyage operating expenses. As a result, for vessels employed directly in the spot market, revenue is recognized on a gross freight basis, while under time chartering and pool arrangements, the charterer typically pays voyage operating expenses and revenue is recognized on a net basis. To normalize these differences, the discussion of revenue below focuses on TCE rates where applicable. Net revenues, a non-U.S. GAAP financial measure, represents revenues less commission and voyage related expenses. Commission and voyage related expenses, are all expenses unique to a particular voyage, including any bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions.

Statement of Operations for the Three Months Ended September 30, 2018 and September 30, 2017

The following table presents our operating results for the three months ended September 30, 2018 and September 30, 2017.

INCOME STATEMENT DATA	Three months ended
	Sep 30, 2018	Sep 30, 2017	Variance	Variance (%)
REVENUE
Revenue	$48,923,231	$48,652,951	$270,280	1%

OPERATING EXPENSES
Commissions and voyage related costs	24,360,806	18,299,117	(6,061,689)	(33)%
Vessel operating expenses	16,255,279	16,330,356	75,077	1%
Depreciation	8,910,486	8,638,739	(271,747)	(3)%
Amortization of deferred drydock expenditure	943,926	771,037	(172,889)	(22)%
General and administrative expenses
Corporate	3,432,622	3,244,179	(188,443)	(6)%
Commercial and chartering	1,012,236	703,583	(308,653)	(44)%
Total operating expenses	54,915,355	47,987,011	(6,928,344)	(14)%

(Loss) / profit from operations	(5,992,124)	665,940	(6,658,064)	(1,000)%

Interest expense and finance costs	(6,317,760)	(5,425,243)	(892,517)	(16)%
Interest income	144,760	136,198	8,562	6%

Loss before taxes	(12,165,124)	(4,623,105)	(7,542,019)	(163)%

Income tax	(60,197)	(16,500)	(43,697)	(265)%

Net loss	$(12,225,321)	$(4,639,605)	$(7,585,716)	(163)%

Revenue. Revenue for the three months ended September 30, 2018 was $48.9 million, an increase of $0.2 million from $48.7 million for the three months ended September 30, 2017.

The Company’s average number of owned vessels increased to 28 for the three months ended September 30, 2018 from 27 for the three months ended September 30, 2017, resulting in revenue days of 2,471 for the three months ended September 30, 2018 as compared to 2,467 for the three months ended September 30, 2017.

The Company had 28 and 19 vessels employed directly in the spot market as at September 30, 2018 and September 30, 2017, respectively. For spot chartering arrangements, the Company had 2,288 revenue days for the three months ended September 30, 2018 as compared to 1,731 for the three months ended September 30, 2017. This increase in revenue days derived from spot chartering arrangements resulted in an increase in revenue of $12.5 million, while changes in spot rates resulted in a decrease in revenue of $4.1 million.

The Company had zero and eight vessels employed under pool arrangements as at September 30, 2018 and September 30, 2017, respectively. Revenue days derived from pool arrangements were 183 for the three months ended September 30, 2018, as compared to 736 for the three months ended September 30, 2017. The decrease in revenue days in pool arrangements resulted in a decrease in revenue of $7.2 million for the three months ended September 30, 2018, while changes in market conditions for the three months ended September 30, 2018 compared to the three months ended September 30, 2017 resulted in an additional decrease in revenue from pool arrangements of $1.0 million.

For vessels employed directly in the spot market, the Company typically pays all voyage expenses and revenue is recognized on a gross freight basis, while under pool arrangements, the charterer typically pays voyage expenses and revenue is recognized on a net basis.

Commissions and Voyage Related Costs. Commissions and voyage related costs were $24.4 million for the three months ended September 30, 2018, an increase of $6.1 million from $18.3 million for the three months ended September 30, 2017. Commissions and voyage related costs increased due to the increased number of revenue days derived from spot charter arrangements for the three months ended September 30, 2018.

Total revenue days increased to 2,471 for the three months ended September 30, 2018 as compared to 2,467 for the three months ended September 30, 2017. For spot chartering arrangements, we had 2,288 revenue days for the three months ended September 30, 2018, as compared to 1,731 for the three months ended September 30, 2017.

TCE Rate. The average TCE rate for our fleet was $10,261 per day for the three months ended September 30, 2018, a decrease of $2,115 per day from $12,376 per day for the three months ended September 30, 2017. The decrease in average TCE rate was primarily the result of lower spot rates for the three months ended September 30, 2018.

Vessel Operating Expenses. Vessel operating expenses were $16.3 million for the three months ended September 30, 2018, consistent with $16.3 million for the three months ended September 30, 2017. Fleet operating costs per day, including technical management fees, were $6,176 for the three months ended September 30, 2018 as compared to $6,538 for the three months ended September 30, 2017.

Depreciation. Depreciation expense for the three months ended September 30, 2018 was $8.9 million, an increase of $0.3 million from $8.6 million for the three months ended September 30, 2017. This increase is primarily due to an increase in the average number of owned vessels to 28.0 for the three months ended September 30, 2018, from 27.0 for the three months ended September 30, 2017.

Amortization of Deferred Drydock Expenditure. Amortization of deferred drydock expenditure for the three months ended September 30, 2018 was $0.9 million, an increase of $0.1 million from $0.8 million for the three months ended September 30, 2017. The capitalized costs of drydockings for a given vessel are amortized on a straight-line basis to the next scheduled drydocking of the vessel.

General and Administrative Expenses: Corporate. Corporate-related general and administrative expenses for the three months ended September 30, 2018 were $3.4 million, an increase of $0.2 million from $3.2 million for the three months ended September 30, 2017. The increase is primarily due to the issuance of new stock appreciation awards in the second quarter of 2018.

General and Administrative Expenses: Commercial and Chartering. Commercial and chartering expenses are the expenses attributable to the Company’s chartering and commercial operations departments in connection with the Company’s spot trading activities. Commercial and chartering expenses for the three months ended September 30, 2018 were $1.0 million, an increase of $0.3 million from $0.7 million for the three months ended September 30, 2017 as a result of the increased number of vessels trading directly in the spot market by the Company’s chartering and commercial operations departments.

Interest Expense and Finance Costs. Interest expense and finance costs include loan interest, finance lease interest, and amortization of deferred finance fees. Interest expense and finance costs for the three months ended September 30, 2018 were $6.3 million, as compared to $5.4 million for the three months ended September 30, 2017. Cash interest expense increased by $0.9 million to $5.7 million for the three months ended September 30, 2018, from $4.8 million for the three months ended September 30, 2017. These increases in interest expense and finance costs are attributable to an increased average LIBOR during the three months ended September 30, 2018, compared to the three months ended September 30, 2017 as well as a change in our debt structure due to new finance leases entered into during 2018. Amortization of deferred finance fees for the three months ended September 30, 2018 was $0.6 million, consistent with $0.6 million for the three months ended September 30, 2017.

Statement of Operations for the Nine Months Ended September 30, 2018 and September 30, 2017

The following table presents our operating results for the nine months ended September 30, 2018 and September 30, 2017.

INCOME STATEMENT DATA	Nine months ended
	Sep 30, 2018	Sep 30, 2017	Variance	Variance (%)
REVENUE
Revenue	$151,758,162	$148,168,757	$3,589,405	2%

OPERATING EXPENSES
Commissions and voyage related costs	68,048,930	55,199,927	(12,849,003)	(23)%
Vessel operating expenses	49,667,147	46,786,299	(2,880,848)	(6)%
Depreciation	26,343,052	25,625,382	(717,670)	(3)%
Amortization of deferred drydock expenditure	2,595,076	1,971,213	(623,863)	(32)%
General and administrative expenses
Corporate	10,098,644	9,484,195	(614,449)	(6)%
Commercial and chartering	2,594,364	2,012,334	(582,030)	(29)%
Total operating expenses	159,347,213	141,079,350	(18,267,863)	(13)%

(Loss) / profit from operations	(7,589,051)	7,089,407	(14,678,458)	(207)%

Interest expense and finance costs	(18,659,848)	(16,029,527)	(2,630,321)	(16)%
Interest income	411,749	327,016	84,733	26%

Loss before taxes	(25,837,150)	(8,613,104)	(17,224,046)	(200)%

Income tax	(137,923)	(47,839)	(90,084)	(188)%

Net loss	$(25,975,073)	$(8,660,943)	$(17,314,130)	(200)%

Revenue. Revenue for the nine months ended September 30, 2018 was $151.8 million, an increase of $3.6 million from $148.2 million for the nine months ended September 30, 2017.

The Company’s average number of owned vessels increased to 28 for the nine months ended September 30, 2018 from 27 for the nine months ended September 30, 2017, resulting in revenue days of 7,392 for the nine months ended September 30, 2018 as compared to 7,303 for the nine months ended September 30, 2017.

The Company had 28 and 19 vessels employed directly in the spot market as at September 30, 2018 and September 30, 2017, respectively. For spot chartering arrangements, the Company had 6,213 revenue days for the nine months ended September 30, 2018 as compared to 4,987 for the nine months ended September 30, 2017. This increase in revenue days derived from spot chartering arrangements resulted in an increase in revenue of $28.9 million, while changes in spot rates resulted in a decrease in revenue of $8.7 million.

The Company had zero and eight vessels employed under pool arrangements as at September 30, 2018 and September 30, 2017, respectively. Revenue days derived from pool arrangements were 1,179 for the nine months ended September 30, 2018, as compared to 2,315 for the nine months ended September 30, 2017. The decrease in revenue days in pool arrangements resulted in a decrease in revenue of $15.0 million for the nine months ended September 30, 2018, while changes in market conditions for the nine months ended September 30, 2018 compared to the nine months ended September 30, 2017, resulted in an additional decrease in revenue from pool arrangements of $1.6 million.

For vessels employed directly in the spot market, the Company typically pays all voyage expenses and revenue is recognized on a gross freight basis, while under pool arrangements, the charterer typically pays voyage expenses, and revenue is recognized on a net basis.

Commissions and Voyage Related Costs. Commissions and voyage related costs were $68.0 million for the nine months ended September 30, 2018, an increase of $12.8 million from $55.2 million for the nine months ended September 30, 2017. Commissions and voyage related costs increased due to the increased number of revenue days derived from spot charter arrangements for the nine months ended September 30, 2018.

Total revenue days increased to 7,392 for the nine months ended September 30, 2018 as compared to 7,303 for the nine months ended September 30, 2017. For spot chartering arrangements, we had 6,213 revenue days for the nine months ended September 30, 2018 as compared to 4,987 for the nine months ended September 30, 2017.

TCE Rate. The average TCE rate for our fleet was $11,816 per day for the nine months ended September 30, 2018, a decrease of $935 per day from $12,751 per day for the nine months ended September 30, 2017. The decrease in average TCE rate was primarily the result of lower spot rates for the nine months ended September 30, 2018.

Vessel Operating Expenses. Vessel operating expenses were $49.7 million for the nine months ended September 30, 2018, an increase of $2.9 million from $46.8 million for the nine months ended September 30, 2017. This increase is due to an increase in the number of vessels in operation for the nine months ended September 30, 2018, increased crewing costs due to differing crewing locations, and the timing of vessel operating expenses between quarters. Fleet operating costs per day, including technical management fees, were $6,426 for the nine months ended September 30, 2018 as compared to $6,308 for the nine months ended September 30, 2017.

Depreciation. Depreciation expense for the nine months ended September 30, 2018 was $26.3 million, an increase of $0.7 million from $25.6 million for the nine months ended September 30, 2017. This increase is primarily due to an increase in the average number of owned vessels to 28.0 for the nine months ended September 30, 2018, from 27.0 for the nine months ended September 30, 2017.

Amortization of Deferred Drydock Expenditure. Amortization of deferred drydock expenditure for the nine months ended September 30, 2018 was $2.6 million, an increase of $0.6 million from $2.0 million for the nine months ended September 30, 2017. The capitalized costs of drydockings for a given vessel are amortized on a straight-line basis to the next scheduled drydocking of the vessel.

General and Administrative Expenses: Corporate. Corporate-related general and administrative expenses for the nine months ended September 30, 2018 were $10.1 million, an increase of $0.6 million from $9.5 million for the nine months ended September 30, 2017. The increase is primarily due to the issuance of new stock appreciation awards in the second quarter of 2018.

General and Administrative Expenses: Commercial and Chartering. Commercial and chartering expenses are the expenses attributable to our chartering and commercial operations departments in connection with our spot trading activities. Commercial and chartering expenses for the nine months ended September 30, 2018 were $2.6 million, an increase of $0.6 million from $2.0 million for the nine months ended September 30, 2017 as a result of the increased number of vessels trading directly in the spot market by the Company’s chartering and commercial operations departments.

Interest Expense and Finance Costs. Interest expense and finance costs include loan interest, finance lease interest, and amortization of deferred finance fees. Interest expense and finance costs for the nine months ended September 30, 2018 were $18.7 million, as compared to $16.0 million for the nine months ended September 30, 2017. Cash interest expense increased by $2.8 million to $16.4 million for the nine months ended September 30, 2018, from $13.6 million for the nine months ended September 30, 2017. These increases in interest expense and finance costs are attributable to an increased average LIBOR during the nine months ended September 30, 2018 compared to the nine months ended September 30, 2017 as well as a change in our debt structure due to new finance leases entered into during 2018. Amortization of deferred finance fees for the nine months ended September 30, 2018 was $2.3 million, a decrease of $0.1 million from $2.4 million for the nine months ended September 30, 2017. Included in the amortization of deferred finance fees for the nine months ended September 30, 2018, is the write-off of deferred finance fees in relation to sale and leaseback transactions of $0.4 million.

LIQUIDITY AND CAPITAL RESOURCES

Our primary sources of liquidity are cash and cash equivalents, cash flows provided by our operations, our undrawn credit facilities and capital raised through financing transactions. As at September 30, 2018, our total cash and cash equivalents were $33.3 million, a decrease of $6.2 million from $39.5 million as at December 31, 2017. We believe that our working capital, together with expected cash flows from operations and availability under credit facilities, will be sufficient for our present requirements.

Our short-term liquidity requirements include the payment of operating expenses, drydocking expenditures, debt servicing costs, any dividends on our shares of common stock, scheduled repayments of long-term debt, as well as funding our other working capital requirements. Our short-term spot charters, including our participation in spot charter pooling arrangements, contribute to the volatility of our net operating cash flow, and thus our ability to generate sufficient cash flows to meet our short-term liquidity needs. Historically, the tanker industry has been cyclical, experiencing volatility in profitability and asset values resulting from changes in the supply of, and demand for, vessel capacity. In addition, tanker spot markets historically have exhibited seasonal variations in charter rates. Tanker spot markets are typically stronger in the winter months as a result of increased oil consumption in the northern hemisphere and unpredictable weather patterns that tend to disrupt vessel scheduling. Spot charters preserve flexibility to take advantage of increasing rate environments, but also expose the ship-owner to decreasing rate environments.

Our long-term capital needs are primarily for capital expenditures and debt repayment. Generally, we expect that our long-term sources of funds will be cash balances, long-term bank borrowings, finance leases and other debt or equity financings. We expect that we will rely upon these financing sources, to fund acquisitions and expansion capital expenditures.

Our credit facilities and finance leases are described in Notes 2 (“Debt”) and 3 (“Finance Leases”), respectively, to our condensed interim consolidated financial statements included in this Report on Form 6-K. Our financing facilities contain covenants and other restrictions we believe are typical of debt financing collateralized by vessels, including among others covenants that restrict the relevant subsidiaries from incurring or guaranteeing additional indebtedness, granting certain liens, and selling, transferring, assigning or conveying assets. Our financing facilities do not impose a restriction on dividends, distributions, or returns of capital unless an event of default has occurred, is continuing or will result from such payment. Our financing facilities require us to maintain various financial covenants. Should we not meet these financial covenants or other covenants, the lenders may declare our obligations under the applicable agreements immediately due and payable, and terminate any further loan commitments, which would significantly affect our short-term liquidity requirements. As at September 30, 2018, we were in compliance with all covenants relating to our financing facilities.

CASH FLOW DATA

Cash Flow Data for the Three and Nine Months Ended September 30, 2018 and September 30, 2017

CASH FLOW DATA	Three months ended		Nine months ended
	Sep 30, 2018	Sep 30, 2017	Sep 30, 2018	Sep 30, 2017
Net cash (used in) / provided by operating activities	$(2,409,166)	$2,236,518	$7,472,914	$11,959,149
Net cash used in investing activities	(1,340,227)	(167,777)	(16,748,834)	(448,229)
Net cash (used in) / provided by financing activities	(10,869,974)	(11,069,023)	3,089,679	(21,649,750)

Cash (used in) / provided by operating activities

For the three months ended September 30, 2018, cash flow used in operating activities was $2.4 million. Net profit (after adding back depreciation, amortization and other non-cash items) was an outflow of $1.3 million. Changes in operating assets and liabilities resulted in an inflow of $1.2 million and drydock payments were $2.3 million. For the three months ended September 30, 2017, cash flow provided by operating activities was $2.2 million. Net profit (after adding back depreciation, amortization and other non-cash items) was an inflow of $5.5 million. Changes in operating assets and liabilities resulted in an outflow of $1.8 million and drydock payments were $1.5 million.

For the nine months ended September 30, 2018, cash flow provided by operating activities was $7.5 million. Net profit (after adding back depreciation, amortization and other non-cash items) was an inflow of $6.3 million. Changes in operating assets and liabilities resulted in an inflow of $5.3 million and drydock payments were $4.1 million. For the nine months ended September 30, 2017, cash flow provided by operating activities was $12.0 million. Net profit (after adding back depreciation, amortization and other non-cash items) was an inflow of $21.7 million. Changes in operating assets and liabilities resulted in an outflow of $6.8 million and drydock payments were $2.9 million.

Cash used in investing activities

For the three months ended September 30, 2018, net cash used in investing activities was $1.3 million, consisting of payments in relation to vessel equipment, leasehold improvements and other non-current assets. For the three months ended September 30, 2017, net cash used in investing activities was $0.2 million, consisting of payments for vessel equipment and other non-current assets.

For the nine months ended September 30, 2018, net cash used in investing activities was $16.7 million, consisting of payments in relation to the acquisition of the Ardmore Sealancer in January 2018, vessel equipment, leasehold improvements and other non-current assets. For the nine months ended September 30, 2017, net cash used in investing activities was $0.4 million, consisting of payments for vessel equipment and other non-current assets.

Cash (used in) / provided by financing activities

For the three months ended September 30, 2018, the net cash used in financing activities was $10.9 million. Proceeds from debt were $0.9 million. Costs associated with the Company’s at-the-market offering programs were $0.2 million. Repayments of debt amounted to $9.0 million and total principal repayments of finance lease arrangements were $2.2 million. We also made payments of $0.4 million related to deferred finance fees in respect of finance lease arrangements. For the three months ended September 30, 2017, the net cash used in financing activities was $11.1 million. Repayments of debt amounted to $10.2 million and total principal repayments of finance lease arrangements were $0.8 million. We also made payments of $0.1 million related to deferred finance fees in respect of finance lease arrangements.

For the nine months ended September 30, 2018, the net cash provided by financing activities was $3.1 million. Proceeds from debt were $3.6 million and proceeds from finance lease arrangements were $56.6 million. Net proceeds from the sale of common stock under the Company’s at-the-market offering program and the exercise by the underwriter of the option to purchase additional shares of our common stock granted in connection with the November 2017 public offering of our common stock amounted to $7.2 million. Repayments of debt amounted to $58.7 million and total principal repayments of finance lease arrangements were $4.5 million. We also made payments of $1.1 million related to deferred finance fees in respect of finance lease arrangements. For the nine months ended September 30, 2017, the net cash used in financing activities was $21.6 million. Proceeds from finance lease arrangements were $33.1 million. Repayments of debt amounted to $52.5 million and total principal repayments of finance lease arrangements were $1.4 million. We also made payments of $0.8 million related to deferred finance fees in respect of finance lease arrangements.

CAPITAL EXPENDITURES

Drydock

The drydocking schedule for our vessels that were in operation as of September 30, 2018 is as follows:

	For the Years Ended December 31,
	2018	2019	2020	2021
Number of vessels in drydock (excluding in-water surveys)	10	8	11	14

We endeavor to manage the timing of future dockings across the fleet in order to minimize the number of vessels that are drydocked at any one time. As our fleet matures and expands, our drydock expenses are likely to increase.

CRITICAL ACCOUNTING ESTIMATES

We prepare our financial statements in accordance with U.S. GAAP, which requires us to make estimates in the application of our accounting policies based on our best assumptions, judgments and opinions. On a regular basis, management reviews the accounting policies, assumptions, estimates and judgments to ensure that our consolidated financial statements are presented fairly and in accordance with U.S. GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ materially from our assumptions and estimates. Accounting estimates and assumptions that we consider to be the most critical to an understanding of our financial statements because they inherently involve significant judgments and uncertainties are discussed in “Item 5. Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2017. There have been no significant changes to these estimates and assumptions in the nine months ended September 30, 2018.

OFF-BALANCE SHEET ARRANGEMENTS

We have no off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on our financial condition, results of operations, liquidity, capital expenditures or capital resources.

DISCLOSURES ABOUT MARKET RISK

In addition to the risks set forth below, you should carefully consider the risk factors discussed in “Item 3. Key Information – Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2017, regarding risks which could materially affect our business, financial condition and results of operations.

Foreign Exchange Risk

The majority of our transactions, assets and liabilities are denominated in U.S. Dollars, our functional currency. We incur certain general and operating expenses in other currencies (primarily the Euro, Singapore Dollar, and Pounds Sterling) and, as a result, there is a risk that currency fluctuations may have a negative effect on the value of our cash flows. Such risk may also have an adverse effect on our financial condition and results of operations. We believe these adverse effects to be immaterial and we have not entered into any derivative contracts to manage foreign exchange risk during the nine months ended September 30, 2018.

Interest Rate Risk

We are exposed to the impact of interest rate changes primarily through borrowings that require us to make interest payments based on LIBOR. Significant increases in interest rates could adversely affect our results of operations and our ability to repay debt. We regularly monitor interest rate exposure and may enter into swap arrangements to hedge exposure where it is considered economically advantageous to do so.

The disclosure in the immediately following paragraph about the potential effects of changes in interest rates is based on a sensitivity analysis, which models the effects of hypothetical interest rate shifts. A sensitivity analysis is constrained by several factors, including the necessity to conduct the analysis based on a single point in time and by the inability to include the extraordinarily complex market reactions that normally would arise from the market shifts. Although the following results of a sensitivity analysis for changes in interest rates may have some limited use as a benchmark, they should not be viewed as a forecast. This forward-looking disclosure also is selective in nature and addresses only the potential impacts on our borrowings.

Assuming we do not hedge our exposure to interest rate fluctuations, a hypothetical 100 basis-point increase or decrease in our variable interest rates would have increased or decreased our interest expense for the nine-month period ended September 30, 2018 by $3.4 million using the average long-term debt balance and actual interest incurred in each period.

Liquidity Risk

Our principal objective in relation to liquidity is to ensure that we have access at minimum cost to sufficient liquidity to enable us to meet our obligations as they come due and to provide adequately for contingencies. Our policy is to manage our liquidity by forecasting of cash flows arising from or expense relating to time charter revenue, pool revenue, vessel operating expenses, general and administrative overhead and servicing of debt.

Credit Risk

There is a concentration of credit risk with respect to our cash and cash equivalents to the extent that substantially all of the amounts are held in ABN Bank, and in short-term funds (with a credit risk rating of least AA) managed by Blackrock and State Street Global Advisors. While we believe this risk of loss is low, we intend to review and revise our policy for managing cash and cash equivalents if considered prudent to do so.

We limit our credit risk with trade accounts receivable by performing ongoing credit evaluations of our customers’ financial condition. We generally do not require collateral for our trade accounts receivable.

We may be exposed to a credit risk in relation to vessel employment and at times may have multiple vessels employed by one charterer. We consider and evaluate concentration of credit risk regularly and perform on-going evaluations of these charterers for credit risk, including credit concentration risk. As at September 30, 2018, our 28 vessels in operation were employed with 17 different charterers.

Ardmore Shipping Corporation

INDEX TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Page
Unaudited Condensed Interim Consolidated Balance Sheets as at September 30, 2018 and December 31, 2017	F-2
Unaudited Condensed Interim Consolidated Statement of Operations for the three and nine months ended September 30, 2018 and September 30, 2017	F-3
Unaudited Condensed Interim Consolidated Statements of Changes in Equity for the nine months ended September 30, 2018, and twelve months ended December 31, 2017	F-4
Unaudited Condensed Interim Consolidated Statements of Cash Flows for the nine months ended September 30, 2018 and September 30, 2017	F-5
Notes to the Unaudited Condensed Interim Consolidated Financial Statements	F-6

F-1

Ardmore Shipping Corporation

Unaudited Condensed Interim Consolidated Balance Sheets

As at September 30, 2018 and December 31, 2017
(Expressed in U.S. Dollars, unless otherwise stated)

	As at
	Sep 30, 2018	Dec 31, 2017
ASSETS
Current assets
Cash and cash equivalents	33,271,166	39,457,407
Receivables, trade	27,883,199	27,264,803
Working capital advances	-	3,100,000
Prepayments	1,440,263	1,412,875
Advances and deposits	1,970,983	3,015,807
Other receivables	943,258	-
Inventories	14,773,932	9,632,246
Total current assets	80,282,801	83,883,138

Non-current assets
Vessels and vessel equipment, net	743,906,747	751,816,840
Deferred drydock expenditure, net	6,839,243	4,118,168
Deposit for vessel acquisition	-	1,635,000
Leasehold improvements, net	444,070	446,532
Other non-current assets, net	3,593,680	3,640,311
Operating lease, right of use asset	2,255,771	-
Total non-current assets	757,039,511	761,656,851

TOTAL ASSETS	837,322,312	845,539,989

LIABILITIES AND EQUITY
Current liabilities
Payables, trade	24,836,540	16,104,399
Other payables	65,900	6,265
Accrued interest on loans	1,793,293	1,537,976
Current portion of long-term debt	34,022,095	37,071,548
Current portion of finance lease obligations	8,254,968	3,537,466
Current portion of operating lease obligations	464,167	-
Total current liabilities	69,436,963	58,257,654

Non-current liabilities
Non-current portion of long-term debt	317,313,028	367,352,022
Non-current portion of finance lease obligations	85,405,079	38,956,553
Non-current portion of operating lease obligations	1,625,696	-
Total non-current liabilities	404,343,803	406,308,575

Equity
Share capital	350,192	340,613
Additional paid in capital	414,083,265	405,549,985
Treasury stock	(15,348,909)	(15,348,909)
Accumulated deficit	(35,543,002)	(9,567,929)
Total equity	363,541,546	380,973,760

TOTAL LIABILITIES AND EQUITY	837,322,312	845,539,989

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

F-2

Ardmore Shipping Corporation

Unaudited Condensed Interim Consolidated Statement of Operations

For the three and nine months ended September 30, 2018 and September 30, 2017
(Expressed in U.S. Dollars, unless otherwise stated)

	Three months ended		Nine months ended
	Sep 30, 2018	Sep 30, 2017	Sep 30, 2018	Sep 30, 2017
REVENUE
Revenue	48,923,231	48,652,951	151,758,162	148,168,757

OPERATING EXPENSES
Commissions and voyage related costs	24,360,806	18,299,117	68,048,930	55,199,927
Vessel operating expenses	16,255,279	16,330,356	49,667,147	46,786,299
Depreciation	8,910,486	8,638,739	26,343,052	25,625,382
Amortization of deferred drydock expenditure	943,926	771,037	2,595,076	1,971,213
General and administrative expenses
Corporate	3,432,622	3,244,179	10,098,644	9,484,195
Commercial and chartering	1,012,236	703,583	2,594,364	2,012,334
Total operating expenses	54,915,355	47,987,011	159,347,213	141,079,350

(Loss) / profit from operations	(5,992,124)	665,940	(7,589,051)	7,089,407

Interest expense and finance costs	(6,317,760)	(5,425,243)	(18,659,848)	(16,029,527)
Interest income	144,760	136,198	411,749	327,016

Loss before taxes	(12,165,124)	(4,623,105)	(25,837,150)	(8,613,104)

Income tax	(60,197)	(16,500)	(137,923)	(47,839)

Net loss	(12,225,321)	(4,639,605)	(25,975,073)	(8,660,943)

Loss per share, basic and diluted	(0.37)	(0.14)	(0.79)	(0.26)
Weighted average number of shares outstanding, basic and diluted	33,097,831	33,575,610	32,750,259	33,575,610

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

F-3

Ardmore Shipping Corporation

Unaudited Condensed Interim Consolidated Statements of Changes in Equity

For the nine months ended September 30, 2018

And for the twelve months ended December 31, 2017

(Expressed in U.S. Dollars, unless otherwise stated)

	Number of shares outstanding	Share capital	Additional paid-in capital	Treasury stock	Accumulated surplus / (deficit)	TOTAL

Balance as at January 1, 2017	33,575,610	340,613	405,279,257	(4,272,477)	2,922,406	404,269,799
Share based compensation	-	-	457,046	-	-	457,046
Repurchase of common stock	(1,435,654)	-	(186,318)	(11,076,432)	-	(11,262,750)
Loss for year	-	-	-	-	(12,490,335)	(12,490,335)
Balance as at December 31, 2017	32,139,956	340,613	405,549,985	(15,348,909)	(9,567,929)	380,973,760
Share based compensation	-	-	1,301,476	-	-	1,301,476
Net proceeds from equity offerings	957,875	9,579	7,231,804	-	-	7,241,383
Loss for the period	-	-	-	-	(25,975,073)	(25,975,073)
Balance as at September 30, 2018	33,097,831	350,192	414,083,265	(15,348,909)	(35,543,002)	363,541,546

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

F-4

Ardmore Shipping Corporation

Unaudited Condensed Interim Consolidated Statements of Cash Flows

For the nine months ended September 30, 2018 and September 30, 2017

(Expressed in U.S. Dollars, unless otherwise stated)

	Nine months ended
	Sep 30, 2018	Sep 30, 2017
OPERATING ACTIVITIES
Net loss	(25,975,073)	(8,660,943)
Non-cash items:
Depreciation	26,343,052	25,625,383
Amortization of deferred drydock expenditure	2,595,076	1,971,213
Share based compensation	1,301,476	342,785
Amortization of deferred finance fees	2,229,288	2,423,720
Foreign exchange on operating leases	(165,908)	-
Changes in operating assets and liabilities:
Receivables, trade	(618,396)	(5,635,697)
Working capital advances	3,100,000	(150,000)
Prepayments	(27,388)	(211,017)
Advances and deposits	1,044,789	(1,882,936)
Other receivables	(943,258)	82,636
Inventories	(5,141,686)	(1,811,434)
Payables, trade	8,732,141	3,342,119
Accruals for capital items	(1,137,521)	-
Charter revenue received in advance	-	(507,780)
Other payables	59,635	45,759
Accrued interest on loans	255,317	(148,021)
Deferred drydock expenditure	(4,178,630)	(2,866,638)
Net cash provided by operating activities	7,472,914	11,959,149

INVESTING ACTIVITIES
Payments for acquisition of vessels and equipment	(16,562,821)	(259,035)
Payments for leasehold improvements	(52,384)	(12,277)
Payments for other non-current assets	(133,629)	(176,917)
Net cash used in investing activities	(16,748,834)	(448,229)

FINANCING ACTIVITIES
Proceeds from long-term debt	3,587,161	-
Repayments of long-term debt	(58,704,318)	(52,551,675)
Proceeds from finance leases	56,600,000	33,118,525
Repayments of finance leases	(4,583,547)	(1,393,373)
Payments for deferred finance fees	(1,051,000)	(823,227)
Net proceeds from equity offering	7,241,383	-
Net cash provided by / (used in) financing activities	3,089,679	(21,649,750)

Net decrease in cash and cash equivalents	(6,186,241)	(10,138,830)

Cash and cash equivalents at the beginning of the year	39,457,407	55,952,873

Cash and cash equivalents at the end of the period	33,271,166	45,814,043

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

F-5

Ardmore Shipping Corporation

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the nine months ended September 30, 2018 and September 30, 2017

(Expressed in U.S. Dollars, unless otherwise stated)

1.	General information and significant accounting policies

1.1.	Background

Ardmore Shipping Corporation (NYSE: ASC) (‘‘ASC’’), together with its subsidiaries (collectively, ‘‘Ardmore’’ or ‘‘the Company’’), provides seaborne transportation of petroleum products and chemicals worldwide to oil majors, national oil companies, oil and chemical traders, and chemical companies, with its modern, fuel-efficient fleet of mid-size product and chemical tankers. As at September 30, 2018, Ardmore had 28 vessels in operation. The average age of Ardmore’s operating fleet as at September 30, 2018 was 6.2 years.

1.2.	Management and organizational structure

ASC was incorporated in the Republic of the Marshall Islands on May 14, 2013. ASC commenced business operations through its predecessor company, Ardmore Shipping LLC, on April 15, 2010. On August 6, 2013, ASC completed its initial public offering (the ‘‘IPO’’) of 10,000,000 shares of its common stock. Prior to the IPO, GA Holdings LLC, who was then ASC’s sole shareholder, exchanged its 100% interest in Ardmore Shipping LLC (‘‘ASLLC’’) for 8,049,500 shares of ASC, and ASLLC became a wholly-owned subsidiary of ASC. Immediately following the IPO, GA Holdings LLC held 44.6% of the outstanding common stock of ASC, with the remaining 55.4% held by public investors. In a series of transactions between March 2014 and November 2017, GA Holdings LLC sold or transferred all of its shares of ASC common stock.

As at September 30, 2018, ASC had 50 wholly-owned subsidiaries, the majority of which represent single ship-owning companies for ASC’s fleet, and one 50%-owned joint-venture entity which provides technical management services to the majority of the ASC fleet. Ardmore Shipping (Bermuda) Limited, a wholly-owned subsidiary incorporated in Bermuda, carries out the Company’s management services and associated functions. Ardmore Shipping Services (Ireland) Limited, a wholly-owned subsidiary incorporated in Ireland, provides the Company’s corporate, accounting, fleet administration and operations services. Each of Ardmore Shipping (Asia) Pte. Limited and Ardmore Shipping (Americas) LLC, wholly-owned subsidiaries incorporated in Singapore and Delaware, respectively, performs commercial management and chartering services for the Company.

1.3.	Basis of preparation

The accompanying unaudited condensed interim consolidated financial statements, which include the accounts of ASC and its subsidiaries, have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) and applicable rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”) for interim financial information. Accordingly, they do not include all the information and notes required by U.S. GAAP for complete financial statements. All subsidiaries are 100% directly or indirectly owned by ASC. All intercompany balances and transactions have been eliminated on consolidation. Certain prior period amounts have been reclassified to be consistent with the current period’s presentation. These unaudited condensed interim consolidated statements and the accompanying notes should be read in conjunction with the Company’s audited consolidated financial statements and notes thereto for the year ended December 31, 2017.

Except as described below, in Note 1.4 (Summary of significant accounting policies), these unaudited condensed interim consolidated financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, considered necessary for a fair presentation of the Company’s financial position, results of operations and cash flows as at and for the periods presented.

The condensed consolidated balance sheet as of December 31, 2017 has been derived from the audited financial statements at that date but does not include all of the footnotes required by U.S. GAAP for complete financial statements.

1.4.	Summary of significant accounting policies

There have been the following changes in the Company’s significant accounting policies for the nine months ended September 30, 2018 as compared to the significant accounting policies described in the Company’s audited consolidated financial statements for the year ended December 31, 2017. The Company implemented two new accounting policies (ASC 606, Revenue from Contracts with Customers and ASC 842, Leases), which were applied using the modified retrospective method. Any adjustments would be presented as a cumulative adjustment to opening retained earnings. The implementation of ASC 606 did not have a material impact on the financial statements. The implementation of ASC 842 required the Company to recognize on the balance sheet a right of use asset and corresponding liability in respect of all material lease contracts. The date of implementation for new accounting policies was January 1, 2018 with ASC 842 being early adopted.

F-6

Ardmore Shipping Corporation

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the nine months ended September 30, 2018 and September 30, 2017

(Expressed in U.S. Dollars, unless otherwise stated)

1.4.1.	Lease revenue from voyage charters

In spot charters where we provide the necessary means in order for our customers to utilize the best transportation needs for their requirements, we have determined that these spot charters should be considered operating leases. For charters where the customer only requires a method of transportation, these charters are considered to be transportation services.

For those spot charters that we have determined are operating leases, the Company is the lessor, and the charterer has the right to obtain substantially all of the benefits and direct how and for what purposes the vessel will be used from signing of a contract or discharge (if there is a previous commitment). Under these charters there are no substantive substitution rights. Voyage expenses will be recognized over the term of the lease. Initial costs are deferred and expensed in the same manner as the voyage expenses.

Lease revenues from voyage charters on the spot market are recognized ratably on a discharge-to-discharge basis, i.e. from when cargo is discharged (unloaded) at the end of one voyage to when it is discharged after the next voyage, provided an agreed non-cancellable charter between Ardmore and the charterer is in existence, the charter rate is fixed or determinable and collectability is reasonably assured. Lease revenue under voyage charters will not be recognized until a charter has been agreed even if the vessel has discharged its previous cargo and is proceeding to an anticipated port of loading. Demurrage revenue, which is included in lease revenues from voyages, represents payments by the charterer to Ardmore when the loading or discharging time exceeds the stipulated time in the voyage charter, and is recognized ratably on a discharge-to-discharge basis, i.e. from when cargo is discharged (unloaded) at the end of one voyage to when it is discharged after the next voyage, provided the amount is fixed or determinable and collection is reasonably assured.

1.4.2.	Service revenue from voyages

Voyage charters on the spot market that do not meet the lease definition are recognized ratably on a load-to-discharge basis, i.e. from when cargo is loaded at the port to when it is discharged after the next voyage. Demurrage revenue, which is included in voyage revenues, represents payments by the charterer to Ardmore when the loading or discharging time exceeds the stipulated time in the voyage charter, and is recognized ratably on a load-to-discharge basis, i.e. from when cargo is loaded at port to when it is discharged after the next voyage, provided the amount is fixed or determinable and collection is reasonably assured. Voyage expenses will be recognized over the length of the voyage as the performance obligation is satisfied. Initial costs to obtain a contract are deferred and expensed in the same manner as the voyage expenses.

1.4.3.	Operating leases

Operating leases relate to long-term commitments for our offices. Ardmore recognizes on the balance sheet the right to use those assets and corresponding liability in respect of all material lease contracts. The discount rate used is the incremental cost of borrowing.

1.4.4.	Finance leases

Following the implementation of ASC 842, Leases, the transactions for the sale and leaseback of vessels, which were previously classified as capital leases under ASC 840, Leases, are now classified as finance leases with no other changes.

1.5.	Share based payments

The Company may grant share-based payment awards, such as restricted stock units or stock appreciation rights, as incentive-based compensation to certain employees and directors. The Company measures the cost of such awards using the grant date fair value of the award and recognizes that cost, net of estimated forfeitures, over the requisite service period, which generally equals the vesting period. If the award contains a market condition, such conditions are included in the determination of the fair value of the stock unit. Once the fair value has been determined, the associated expense is recognized in the consolidated statement of operations over the requisite service period. For additional information, please see Note 7 (“Stock appreciation rights”).

F-7

Ardmore Shipping Corporation

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the nine months ended September 30, 2018 and September 30, 2017

(Expressed in U.S. Dollars, unless otherwise stated)

1.6.           Recent accounting pronouncements

In August 2016, the Financial Accounting Standards Board (FASB) issued an update to ASC 230, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments, based on a consensus of the Emerging Issues Task Force (EITF), to address the classification of certain cash receipts and cash payments on the statement of cash flows. The new guidance also clarifies how the predominance principle should be applied when cash receipts and cash payments have aspects of more than one class of cash flows. The standard became effective for annual and interim periods beginning after December 15, 2017, with early adoption permitted. Entities are required to apply the guidance retrospectively. The implementation of this standard on January 1, 2018 did not represent a significant impact on the consolidated financial statements and related disclosures.

In November 2016, the FASB issued an update to ASC 230, Statement of Cash Flows (Topic 230): Restricted Cash, to address classification of activity related to restricted cash and restricted cash equivalents in the cash flows. The standard eliminates the presentation of transfers between cash and cash equivalents and restricted cash and restricted cash equivalents in the statement of cash flows. When cash, cash equivalents, restricted cash and restricted cash equivalents are presented in more than one-line item on the balance sheet, a reconciliation of the totals in the cash flows to the related captions in the balance sheet are required, either on the face of the cash flow or in the notes to the financial statements. Additional disclosures are required for the nature of the restricted cash and restricted cash equivalents. The standard became effective for fiscal years and interim periods beginning after December 15, 2017 with early adoption permitted. The implementation of this standard on January 1, 2018 did not represent a significant impact on the consolidated financial statements and related disclosures.

In February 2017, the FASB issued ASC 610, Other Income – Gains and Losses from the Derecognition of Nonfinancial Assets (Subtopic 610-20). This standard contains final guidance that clarifies the scope and application of ASC 610-20 on the sale or transfer of non-financial assets and in substance non-financial assets to non-customers, including partial sales. This standard applies to non-financial assets, including real estate, ships and intellectual property, and clarifies that the derecognition of all businesses is in the scope of ASC 810, Consolidation. This standard became effective for annual and interim periods beginning after December 15, 2017, with early adoption permitted. The implementation of this standard on January 1, 2018 did not represent a significant impact on the consolidated financial statements and related disclosures.

In July 2018, the FASB issued ASU 2018- 11: Leases (Topic 842) Target Improvements which provides lessors with a practical expedient to not separate non-lease components from the associated lease component. The Company has elected to apply the expedient in respect of certain voyage revenue from spot charters. The non-leases component which has been combined with the lease component relates to the cost of operating the vessels by the Company’s external technical managers and the additional activities performed by Ardmore.

1.7.	Financial instruments

The carrying values of cash and cash equivalents, accounts receivable and accounts payable reported in the consolidated balance sheet are reasonable estimates of their fair values due to their short-term nature. The fair values of long-term debt approximate the recorded values due to the variable interest rates payable.

F-8

Ardmore Shipping Corporation

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the nine months ended September 30, 2018 and September 30, 2017

(Expressed in U.S. Dollars, unless otherwise stated)

2.	Debt

As at September 30, 2018 Ardmore had six loan facilities, which it has used primarily to finance vessel acquisitions or vessels under construction and also for working capital. ASC’s applicable ship-owning subsidiaries have granted first-priority mortgages against the relevant vessels in favor of the lenders as security for Ardmore’s obligations under the loan facilities, which totaled 22 vessels as at September 30, 2018. ASC and its subsidiary ASLLC have provided guarantees in respect of the loan facilities. ASC has granted a guarantee over its trade receivables in respect of the ABN AMRO Revolving Facility. These guarantees can be called upon following a payment default. The outstanding principal balances on each loan facility as at September 30, 2018 and December 31, 2017 were as follows:

	As at
	Sep 30, 2018	Dec 31, 2017

NIBC Bank Facility	7,820,000	8,885,000
CACIB Bank Facility	32,000,000	34,100,000
ABN/DVB/NIBC Joint Bank Facility	147,892,409	162,115,591
Nordea/SEB Joint Bank Facility	124,461,340	132,272,938
ABN AMRO Facility	30,696,643	64,201,180
ABN AMRO Revolving Facility	14,679,318	11,092,158
Total debt	357,549,710	412,666,867
Deferred finance fees	(6,214,587)	(8,243,297)
Net total debt	351,335,123	404,423,570
Current portion of long-term debt	35,990,448	39,282,538
Current portion of deferred finance fees	(1,968,353)	(2,210,990)
Total current portion of long-term debt	34,022,095	37,071,548
Non-current portion of long-term debt	317,313,028	367,352,022

Future minimum repayments under the Company’s loan facilities for each year indicated below are as follows:

As at
Sep 30, 2018
2018	8,997,612
2019	35,990,448
2020	35,990,448
2021	38,293,722
2022	186,564,239
2023	51,713,241
357,549,710

NIBC Bank Facility

On September 12, 2014, one of ASC’s subsidiaries entered into a $13.5 million long-term loan facility with NIBC Bank N.V. to finance a secondhand vessel acquisition which delivered to Ardmore in 2014. The facility was drawn down in September 2014 and bears interest at a rate of LIBOR plus 2.90%. Principal repayments on the loans are made on a quarterly basis, with a balloon payment payable with the final instalment. The loan facility matures in September 2021.

CACIB Bank Facility

On May 22, 2014, two of ASC’s subsidiaries entered into a $39.0 million long-term loan facility with Credit Agricole Corporate and Investment Bank to finance two vessels under construction. On March 10, 2016, this facility was refinanced, the lenders provided an additional $25 million commitment for additional financing and an additional tranche of $2.3 million was drawn down. The $25 million of additional financing was drawn and repaid in full during the three-month period ended September 30, 2016. Interest is calculated on each tranche at a rate of LIBOR plus 2.50%. Principal repayments on the loans are made on a quarterly basis, with a balloon payment payable with the final instalment. The full facility matures in 2022.

F-9

Ardmore Shipping Corporation

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the nine months ended September 30, 2018 and September 30, 2017

(Expressed in U.S. Dollars, unless otherwise stated)

ABN/DVB/NIBC Joint Bank Facility

On January 13, 2016, 12 of ASC’s subsidiaries entered into a $213 million long-term loan facility with ABN AMRO Bank N.V. (“ABN AMRO”) and DVB Bank America N.V. to refinance existing facilities. The loan, was fully drawn down on January 22, 2016. Interest is calculated at a rate of LIBOR plus 2.55%. The loan matures in 2022. On August 4, 2016, an incremental term loan of $36.6 million was made under the amended facility in order to fund two vessel acquisitions, and NIBC Bank N.V. joined as an additional lender under the facility. The incremental term loan consists of two tranches, and interest is calculated at a rate of LIBOR plus 2.75%. In May 2017, $20.1 million was repaid as part of the refinancing of the Ardmore Sealeader and Ardmore Sealifter. Principal repayments on the loans are made on a quarterly basis, with a balloon payment payable with the final instalment. The additional tranches mature in 2023.

Nordea/SEB Joint Bank Facility

On January 13, 2016, seven of ASC’s subsidiaries entered into a $151 million long-term loan facility with Nordea Bank AB and Skandinaviska Enskilda Banken AB to refinance existing facilities. The loan was fully drawn down on January 22, 2016. Interest is calculated at a rate of LIBOR plus 2.50%. Principal repayments on the loans are made on a quarterly basis, with a balloon payment payable with the final instalment. The loan matures in 2022.

ABN AMRO Facility

On July 29, 2016, four of ASC’s subsidiaries entered into a $71.3 million long-term loan facility with ABN AMRO for vessel acquisitions. Three of the four tranches under the facility were drawn down during the third quarter of 2016. The fourth tranche was drawn down in the fourth quarter of 2016. On June 26, 2018 two of the tranches were repaid as part of the refinancing of the Ardmore Endurance and Ardmore Enterprise. Interest is calculated at a rate of LIBOR plus 2.75%. Principal repayments on the loans are made on a quarterly basis, with a balloon payment payable with the final instalment. The loan matures in 2023.

ABN AMRO Revolving Facility

On October 24, 2017, Ardmore entered into a $15 million revolving credit facility with ABN AMRO to fund working capital. Interest is calculated at a rate of LIBOR plus 3.5%. Interest payments are payable on a quarterly basis. The facility matures in October 2019.

Long-term debt financial covenants

Ardmore’s existing long-term debt facilities described above include certain covenants. The financial covenants require that ASC among other things:

•	maintain minimum solvency of not less than 30%;
•	maintain minimum cash and cash equivalents based on the number of vessels owned and chartered-in and 5% of outstanding debt. The required minimum cash balance as of September 30, 2018, was $22.2 million;
•	ensure that the aggregate fair market value of the applicable vessels plus any additional collateral is, depending on the facility, no less than 130% of the debt outstanding for the facility;
•	maintain a corporate net worth of not less than $150 million; and
•	maintain positive working capital, excluding balloon maturities.

The Company was in full compliance with all of its loan covenants as of September 30, 2018 and 2017.

F-10

Ardmore Shipping Corporation

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the nine months ended September 30, 2018 and September 30, 2017

(Expressed in U.S. Dollars, unless otherwise stated)

3.	Finance leases

On December 22, 2016 one of ASC’s subsidiaries entered into an agreement for the sale and leaseback (under a finance lease arrangement) of the Ardmore Seatrader. This transaction was treated as a financing transaction. As part of this arrangement, the senior debt outstanding on the vessel of $3.0 million was repaid in full on December 20, 2016. The finance lease is scheduled to expire in 2021 and includes a mandatory purchase obligation for Ardmore to repurchase the vessel, as well as a purchase option exercisable by Ardmore, which Ardmore could elect to exercise at an earlier date.

Effective May 30, 2017 two of ASC’s subsidiaries entered into an agreement for the sale and leaseback (under a finance lease arrangement) of the Ardmore Sealeader and Ardmore Sealifter, respectively. This transaction was treated as a financing transaction. As part of this arrangement, the senior debt outstanding on the vessels of $20.1 million was repaid in full on May 30, 2017. The finance leases are scheduled to expire in 2023 and include purchase options exercisable by Ardmore. As part of the lease arrangement, Ardmore provided the purchasers with $2.9 million in the aggregate which shall be repaid at the end of the lease period, or upon the exercise of any of the purchase options. This amount is included as a receivable within ‘Other non-current assets, net’ in the consolidated balance sheet, with the associated finance lease liability presented gross of the $2.9 million.

On January 23, 2018, ASC took delivery of the Ardmore Sealancer. On January 30, 2018 one of ASC’s subsidiaries entered into an agreement for the sale and leaseback (under a finance lease arrangement) of the Ardmore Sealancer. This transaction was treated as a financing transaction for accounting purposes. The finance lease is scheduled to expire in 2024 and includes purchase options exercisable by Ardmore. As part of the lease arrangement, Ardmore provided the purchaser with $1.4 million in the aggregate which shall be repaid at the end of the lease period, or upon the exercise of any of the purchase options. This amount has been offset against the finance lease liability in the consolidated balance sheet, with the associated finance lease liability presented net of the $1.4 million.

On June 26, 2018 two of ASC’s subsidiaries entered into an agreement for the sale and leaseback (under a finance lease arrangement) of the Ardmore Endurance and Ardmore Enterprise, respectively. This transaction was treated as a financing transaction for accounting purposes. As part of this arrangement, the aggregate senior debt outstanding on the vessels of $29.9 million was repaid in full on June 26, 2018. The finance leases are scheduled to expire in 2025 and include a mandatory purchase obligation for Ardmore to repurchase the vessels, as well as purchase options exercisable by Ardmore, which Ardmore could elect to exercise at an earlier date.

	As at
	Sep 30, 2018	Dec 31, 2017
Current portion of finance lease obligations	8,593,230	3,783,044
Current portion of deferred finance fees	(338,262)	(245,578)
Non-current portion of finance lease obligations	86,608,707	39,402,440
Non-current portion of deferred finance fees	(1,203,628)	(445,887)
Total finance lease obligations	93,660,047	42,494,019
Amount receivable in respect of finance leases	(2,880,000)	(2,880,000)
Net finance lease obligations	90,780,047	39,614,019

The future minimum lease payments required under the finance leases as at September 30, 2018, were as follows:

As at
Sep 30, 2018
2018	3,475,642
2019	13,779,462
2020	13,634,436
2021	19,656,938
2022	11,884,796
2023	23,682,824
2024	10,320,848
2025	20,771,428
Total minimum lease payments	117,206,374
Less amounts representing interest and deferred finance fees	(23,546,327)
Net minimum lease payments	93,660,047
Amount receivable in respect of finance leases	(2,880,000)
Adjusted net minimum lease payments	90,780,047

F-11

Ardmore Shipping Corporation

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the nine months ended September 30, 2018 and September 30, 2017

(Expressed in U.S. Dollars, unless otherwise stated)

4.	Operating leases

4.1	Operating leases – spot charter

For those spot charters that we have determined are operating leases, the term of the lease is always less than one year. The lease payments to be received for ongoing charters at September 30, 2018 relate to outstanding freight and demurrage revenue expected to be paid in the coming months. Therefore, the disclosure of the maturity analysis of lease payments required by ASC 842, Leases, is limited to one year. For those ongoing charters at September 30, 2018, the outstanding lease payments to be received by the Company as at September 30, 2018 amounted to $20.3 million.

4.2	Operating leases – office rent

Ardmore has chosen to early adopt, as of January 1, 2018 ASC 842 Leases which requires lessees to recognize on their balance sheet a right of use asset and corresponding liability in respect of all material lease contracts. The discount rate used is the incremental cost of borrowing. The weighted average remaining lease term as of September 30, 2018 was 6.7 years.

The liabilities described below are for the Company’s offices in Cork, Singapore, Bermuda and Houston and are denominated in various currencies. Under ASC 842, the right of use asset is a nonmonetary asset and is remeasured into the Company’s reporting currency using the exchange rate as at the adoption date of ASC 842. The operating lease liability is a monetary liability and is remeasured quarterly using the current forward exchange rates. The difference in measurement between the right of use asset and lease liability is included in general and administrative expenses in the consolidated statement of operations.

	As at
	Sep 30, 2018	Jan 1, 2018
Operating lease, right of use asset	2,255,771	2,440,288
Total operating lease, right of use asset	2,255,771	2,440,288

Current portion of operating lease obligations	464,167	442,957
Non-current portion of operating lease obligations	1,625,696	1,997,331
Total operating lease obligations	2,089,863	2,440,288

	Nine months ended
	Sep 30, 2018	Sep 30, 2017
Foreign exchange on operating leases	(165,908)	-
Total foreign exchange on operating leases	(165,908)	-

As of September 30, 2018, the Company had the following undiscounted operating lease commitments:

	2018	2019	2020	2021	2022	2023-2026
Office space	134,755	499,056	339,772	296,499	303,198	999,068
	134,755	499,056	339,772	296,499	303,198	999,068

5.	Other non-current assets, net

	As at
	Sep 30, 2018	Dec 31, 2017
Amount receivable in respect of finance leases	2,880,000	2,880,000
Equipment, fixtures & fittings	713,680	760,311
	3,593,680	3,640,311

Amount receivable in respect of finance leases is accounted for at amortized cost.

F-12

Ardmore Shipping Corporation

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the nine months ended September 30, 2018 and September 30, 2017

(Expressed in U.S. Dollars, unless otherwise stated)

6.	Interest expense and finance costs

	Nine months ended
	Sep 30, 2018	Sep 30, 2017
Interest incurred	16,430,560	13,605,807
Amortization of deferred finance fees	1,814,391	2,423,720
Write-off of deferred finance fees in relation to refinancing	414,897	-
	18,659,848	16,029,527

7.	Stock appreciation rights (“SARs”)

As at September 30, 2018, ASC had granted 1,990,762 SARs (inclusive of 5,779 forfeited SARs) to certain of its officers and directors under its 2013 Equity Incentive Plan. Under a SAR award, the grantee is entitled to receive the appreciation of a share of ASC’s common stock following the grant of the award. Each SAR provides for a payment of an amount equal to the excess, if any, of the fair market value of a share of ASC’s common stock at the time of exercise of the SAR over the per share exercise price of the SAR, multiplied by the number of shares for which the SAR is then exercised. Payment under the SAR will be made in the form of shares of ASC’s common stock, based on the fair market value of a share of ASC’s common stock at the time of exercise of the SAR.

On April 4, 2018 ASC cancelled the 1,078,125 SARs awarded on August 1, 2013 (the “IPO SARs”), which had a per share exercise price significantly in excess of the current fair market value of a share of ASC’s common stock and replaced the IPO SARs with new awards of 1,719,733 SARs (the “New SARs”) that will vest in three equal tranches. The New SARs have a contractual term of 7 years and provide for certain dividend equivalent rights. The New SARs were valued using the Black-Scholes model.

The SAR awards granted prior to the 2018 award contained a market condition whereby, in no event will the appreciation per share for any portion of the SAR award be deemed to exceed four times (i.e. 400%) the per share exercise price of the SAR. The market condition does not apply after July 31, 2016. The SAR awards with a market condition, were valued by applying a model based on the Monte Carlo simulation. The model inputs were the grant price, dividend yield based on the initial intended dividend set out by the Company, a risk-free rate of return equal to the zero-coupon U.S. Treasury bill commensurate with the contractual terms of the units and expected volatility based on the average of the most recent historical volatilities in the Company’s peer group. Both the Monte-Carlo simulation and Black-Scholes model rely on the same underlying financial theory.

A summary of awards, simulation inputs, outputs and valuation methodology is as follows:

Model Inputs
Grant Date	SARs Awarded	Exercise Price	Vesting Period	Grant Price	Dividend Yield	Risk-free rate of Return	Expected Volatility	Weighted Average Fair Value @ grant date	Average Expected Exercise Life	Valuation Method
12-Mar-14	22,118	$13.66	3 yrs	$13.66	2.93%	2.06%	56.31%	$4.17	4.6 - 5.0 yrs	Monte Carlo
01-Sept-14	5,595	$13.91	3 yrs	$13.91	2.88%	2.20%	53.60%	$4.20	4.5 - 5.0 yrs	Monte Carlo
06-Mar-15	37,797	$10.25	3 yrs	$10.25	3.90%	1.90%	61.38%	$2.98	4.2 - 5.0 yrs	Monte Carlo
15-Jan-16	205,519	$9.20	3 yrs	$9.20	6.63%	1.79%	58.09%	$2.20	4.0 - 5.0 yrs	Monte Carlo
04-Apr-18	1,719,733	$7.40	3 yrs	$7.40	0%	2.51%	40.59%	$2.67	4.25 yrs	Black Scholes

F-13

Ardmore Shipping Corporation

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the nine months ended September 30, 2018 and September 30, 2017

(Expressed in U.S. Dollars, unless otherwise stated)

The cost of each tranche of SARs is being recognized by the Company on a straight-line basis. The recognition of share-based compensation costs related to the tranches that vested before July 31, 2016 would have been accelerated if the market condition had been met and the requisite service period had been completed. The Company’s policy for issuing shares upon the exercise, if any, of the SARs is to register and issue new common shares to the beneficiary. Changes in the SARs for the period ended September 30, 2018 is set forth below:

	No. of Units	Weighted average exercise price
Balance as at January 1, 2018	1,343,375	$13.16
SARs granted during the nine months ended September 30, 2018	1,719,733	$7.40
SARs exercised/converted/replaced during the nine months ended September 30, 2018	(1,078,125)	$(14.00)
SARs forfeited during the nine months ending September 30, 2018	-	-
Balance as at September 30, 2018 (none of which are exercisable or convertible)	1,984,983	$7.72

The total cost related to non-vested awards expected to be recognized through 2020 is set forth below:

Period	TOTAL
2018	1,636,545
2019	1,185,060
2020	888,795
3,710,400

8.	Subsequent Events

In October 2018, two of the Company’s subsidiaries entered into an agreement for the sale and leaseback (under a finance lease arrangement) of the Ardmore Dauntless and Ardmore Defender. The lease agreements are for a period of 12 years and the Company has options to repurchase each vessel at various stages prior to maturity.

In October 2018, two of the Company’s other subsidiaries signed agreements for the sale and leaseback (under a finance lease arrangement) of the Ardmore Explorer and Ardmore Encounter. The lease agreements are for a period of seven years and the Company has options to repurchase each vessel at various stages prior to maturity.

The total net cash proceeds of the Company for these transactions, net of fees and prepayment of senior debt secured by the vessels, were $19.7 million.

F-14